Exhibit 99.1

PRESS RELEASE

Formula Systems Announces Filing of Annual Report for the Year Ended December 31, 2015 and Transition to IFRS for 2016

Or Yehuda, Israel, May 16, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged primarily, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products announced today that it had filed its annual report for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission.

The annual report, which contains the Company's audited consolidated financial statements, can be accessed on the SEC website at http://www.sec.gov/ as well as via the Company’s website in the Investor Relations section under Financial Reports.

The annual report reflects certain adjustments to the Company's preliminary results for the year ended December 31, 2015, reported previously on Form 6-K on March 15, 2016. Such adjustments resulted from the Company's determination that the financial results of Sapiens International Corporation N.V. (“Sapiens”) could be consolidated with the Company’s financial statements only for the first three quarters of 2015 and thereafter were accounted for under the equity method of accounting (as opposed to the preliminary results, which reflected the consolidation of the results of operations of Sapiens for the full year ended December 31, 2015). The net gain recognized in relation of the deconsolidation of the results of operations of Sapiens and the related re-measurement of the investment to fair value amounted to $ 56.4 million and is presented in the income statement as equity in gains of affiliated companies. This adjustment was made over the course of finalizing the annual financial statements and the course of the completion of the audit of the Company’s financial statements by its independent registered public accountants. The changes include a decrease in revenues from $798.8 million to $750.6 million (now reflected in the income statement as equity in gains of affiliated companies), an increase in net income attributable to Formula's shareholders from $19.3 million to $73.7 million and an increase in diluted earnings per share from $1.31 to $5.00.

The Company also announced today its transition, as of January 1, 2016, to reporting of its financial statements in accordance with International Financial Reporting Standards (“IFRS”). Previously (including with respect to 2015), the Company prepared its reports in accordance with US GAAP.

Upon transitioning to reporting based on IFRS, the Company expects to consolidate the results of operations of Sapiens, Magic Software Enterprises Ltd. and other entities over which it has effective control (“de facto control”), as required under IFRS. De facto control exists when the Company does not have more than 50% of the voting power but its rights are sufficient to give it power to have the practical ability to direct the relevant activities of such companies. The Company believes that consolidating the results of operations of entities over which it has de facto control will provide for more consistency in accounting treatment and financial reporting over future periods, whether the Company's interests in these entities increase to over 50% or are reduced to below 50% (and for as long as it has de facto control over such entities).  The Company anticipates that this change will provide shareholders with information that better reflects the Company's operations and financial position through the subsidiaries that it effectively controls.

The Company intends to report its results for the first quarter ended March 31, 2016 in accordance with IFRS on or before June 30, 2016.

The principal adjustments in reporting the Company’s financial statements in accordance with US GAAP compared to IFRS will be described in such report.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.